Deutsche Mortgage & Asset Receiving Corporation
                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-2500


                                February 28, 2006


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re:   Deutsche Mortgage & Asset Receiving Corporation
                  Registration on Form S-3
                  File No. 333-130390

Ladies and Gentlemen:

            In accordance with Rule 461 under the Securities Act of 1933, as amended, Deutsche Mortgage & Asset Receiving Corporation (the "Company"), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 5:00 p.m., Washington, D.C. time, on March 2, 2006 or as soon thereafter as practicable.

            The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    Very truly yours,

                                    Deutsche Mortgage & Asset Receiving
                                    Corporation


                                    By:/s/ John C. Griffin
                                       ---------------------------------------
                                         Name:  John C. Griffin
                                         Title: Vice President

                                    By:  /s/ Andrew Cherrick
                                       ---------------------------------------
                                         Name:  Andrew Cherrick
                                         Title: Vice President

cc: Jay Strauss, Esq.